

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2018

Ban Lor
Chief Executive Officer
Powerbridge Technologies Co., Ltd.
1ST Floor, Building D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong 519080, China

> **Re: Powerbridge Technologies Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 26, 2018**
> **CIK No. 0001754323**

Dear Mr. Lor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   Please revise the registration statement cover page to include the information required by Form F-1 for your agent for service.

2.   Please add to the registration statement cover page the delaying amendment legend required by Item 501 of Regulation S-K and remove the legend from the prospectus cover page.

Our Business, page 1

3.   We note your disclosure in the eighth paragraph that you intend to roll-out your Powerbridge BaaS Services in the first quarter of fiscal 2019. We also note your disclosure elsewhere in the prospectus that this will be a pilot program introduced on a limited basis to select customers. Please revise the prospectus summary to disclose this additional information.

4.   For each of the three sources of revenue that you identify on the bottom of page 2, please disclose the percentage of your total revenue that each source contributes.

5.   We note your disclosure in the last paragraph that you have a "total of 3,470 corporate and government customers." We also note your disclosure on page 74 that this number represents "accumulated" customers and not necessarily the number of revenue generating customers in the most recently completed fiscal year. Please revise the disclosure here and throughout the prospectus to clarify this metric. In this regard, please include enough information so investors can clearly understand if this number represents current customers, historic customers, revenue generating customers or some combination of the aforementioned groups.

Our Growth Strategy, page 4

6.   Please disclose the actions you plan to take in order to "continually increase revenue" from your existing customers.

Our Corporate Structure, page 6

7.   Please tell us how your corporate structure complies with Chinese foreign investment laws and regulations, such as restrictions on foreign ownership. In this regard, we note your disclosure beginning on page 84 regarding government regulation.

Emerging Growth Company Status , page 7

8.   We note that, as an emerging growth company under the JOBS Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. Please revise to include a risk factor disclosing this election and that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Use of Proceeds, page 37

9.   Please revise to quantify the net proceeds if the overallotment option is exercised in full.

10.   Please refer to the second to last paragraph of this section. Please quantify the estimated net proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of this offering, please discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47

11.   We note your disclosures in your dividend policy on page 37 regarding the statutory reserve requirements for your subsidiaries. Please revise your disclosure here to include a discussion of these reserve requirements and of their potential impact on your liquidity. Refer to Item 5.B.1(b) of Form 20-F.

12.   Please expand your analysis of operating cash flows to include an explanation for your increase in accounts payable, including any significant changes related to the timing of your payments or supplier terms. Describe the terms and levels of any significant financing arrangements provided by your suppliers. Refer to Item 5.B.1 of Form 20-F and Section III.C of SEC Release No. 33-6835.

13.   We note the significant increase in your accounts receivable turnover in days from 64 days in fiscal 2016 to 154 days in fiscal 2017. Please disclose the factors that led to slower collections during this period. Also, please elaborate on the correlation between the significant increase in accounts receivable and the increase in contract volume and contract progress for certain large contracts, considering the percentage change in revenue. In addition, please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity.

Material PRC Income Tax Considerations, page 103

14.   Please revise your discussion of PRC tax consequences here and in your risk factor disclosure on page 30 to emphasize, if true, the potential personal liability investors could have for paying PRC income tax in certain circumstances.

Notes to Consolidated Financial Statements, page F-7

15.   We note your dividend policy disclosure on page 37 describes restrictions which limit the payment of dividends. Please revise to provide the footnote disclosures outlined in Rule 4-08(e) of Regulation S-X. We note that pursuant to PRC regulations each of your subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve funds until the accumulative amount of such funds reaches 50% of its registered capital. Please tell us where the statutory reserve is presented in your financial statements. Also, revise to include a footnote to separately disclose for each subsidiary the registered capital, the amount of after-tax profits set aside

for each year presented, and the funded status of the statutory reserve as of each balance sheet date. In addition, if applicable, please revise to include the Schedule I information required by Rule 5-04 of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

16.   We note from your disclosure on page F-21 that as of December 31, 2017, your unbilled accounts receivable increased to $8.5 million, representing 39% of total revenues for the year. Please disclose when you expect these amounts to be billed and collected from customers. In this regard, we note your disclosure that you have the enforceable right on payments for the work performed. Expand your revenue recognition policy disclosure to describe the billing contract terms associated with your fixed fee projects.

17.   We note from your disclosure on page 48 that as of August 27, 2018, $2.9 million or 64% of your $4.6 million billed accounts receivable balance as of December 31, 2017 was collected. Please describe the payment terms for those arrangements for which you have not collected the full amount for the services billed. Please tell us how the payment terms compare to payment terms normally provided, as well as any concessions provided to these customers. To the extent your arrangements include extended payment terms or concessions, tell us what impact this has on your ability to make reasonably dependable estimates of total contract revenue in your application of the percentage-of-completion method of contract accounting. Refer to ASC 605-35-25-57.

18.   We note that your application development service contracts include post-contract customer support ("PCS") for a period of three months to three years. Please clarify the nature of the services included in the specified PCS and the unspecified PCS. Please tell us and revise your filing to clarify your accounting for PCS included in these contracts, including whether or not you have established vendor-specific objective evidence of fair value ("VSOE") for your PCS. To the extent you do not have VSOE for specified and/or unspecified PCS, explain how you recognize revenue for the entire arrangement.

Note 3 – Accounts Receivable, page F-21

19.   Please revise to disclose the amount of billed and unbilled accounts receivable that are expected to be collected after one year. We refer you to Item 5.02(3)(c)(4) of Regulation S-X.

General

20.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

21.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Melissa Walsh, Staff Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Information Technologies
                                    and Services